UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April 2017

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
                                                                                                                                                                                                                                                                       1-30 April 2017

Information Public Announcements/Press	Required by/when The Stock Exchange, London

Announcement Director/PDMR Shareholding 10 April 2017	Announcement Director/PDMR Shareholding 18 April 2017
Announcement Director/PDMR Shareholding 21 April 2017

Diageo PLC – Director/PDMR Shareholding
Dated 10 April 2017

Diageo plc (the "Company")

Transaction notification

1.	Details of Restricted Person / person closely associated with them ("PCA")
a)	Name	1. KA MIKELLS 2. D CUTTER 3. S MORIARTY 4. J FERRÁN
b)	Position / status	1. CFO 2. MEMBER OF EXECUTIVE COMMITTEE 3. MEMBER OF EXECUTIVE COMMITTEE 4. CHAIRMAN
c)	Initial notification / amendment	INITIAL NOTIFICATION
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Full name of entity	DIAGEO PLC
b)	Legal Entity Identifier Code	213800ZVIELEA55JMJ32
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
c)	Description of the financial instrument	ORDINARY SHARES 28 101/108 PENCE
d)	Nature of the transaction	1, 2, & 3: PURCHASE UNDER DIAGEO SHARE INCENTIVE PLAN 4: PURCHASE UNDER ARRANGEMENT WITH COMPANY
e)	Price(s) and volume(s)	Price(s)	Volume(s)
		1. £22.76	9
		2. £22.76	8
		3. £22.76	9
		4. £22.76	364
f)	Aggregated information	N/A
g)	Date of the transaction	10 APRIL 2017
h)	Place of the transaction	LONDON STOCK EXCHANGE (XLON)
537577033

Diageo plc (the "Company")

Transaction notification

1.	Details of Restricted Person / person closely associated with them ("PCA")
a)	Name	1. J FERRÁN 2. S FISCHER 3. S MORIARTY
b)	Position / status	1. CHAIRMAN 2. MEMBER OF EXECUTIVE COMMITTEE 3. MEMBER OF EXECUTIVE COMMITTEE
c)	Initial notification / amendment	INITIAL NOTIFICATION
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Full name of entity	DIAGEO PLC
b)	Legal Entity Identifier Code	213800ZVIELEA55JMJ32
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
c)	Description of the financial instrument	ORDINARY SHARES 28 101/108 PENCE
d)	Nature of the transaction
1,2,3: It received notification on 10 April 2017 that the following director and PDMRs, as participants in the Diageo Dividend Reinvestment Plan received Ordinary Shares in respect of the interim dividend paid on 6 April 2017.

e)	Price(s) and volume(s)	Price(s)	Volume(s)
		1. £22.87	3
		2. £22.87	179
		3. £22.87	596
f)	Aggregated information	N/A
g)	Date of the transaction	6 APRIL 2017
h)	Place of the transaction	LONDON STOCK EXCHANGE (XLON)
537577033

Diageo PLC – Director/PDMR Shareholding
Dated 18 April 2017

Diageo plc (the "Company")

Transaction notification

1.	Details of Restricted Person / person closely associated with them ("PCA")
a)	Name	1. B FRANZ 2. J KENNEDY 3. D MAHLAN 4. S SALLER
b)	Position / status	1. MEMBER OF EXECUTIVE COMMITTEE 2. MEMBER OF EXECUTIVE COMMITTEE 3. MEMBER OF EXECUTIVE COMMITTEE 4. MEMBER OF EXECUTIVE COMMITTEE
c)	Initial notification / amendment	INITIAL NOTIFICATION
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Full name of entity	DIAGEO PLC
b)	Legal Entity Identifier Code	213800ZVIELEA55JMJ32
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
c)	Description of the financial instrument	AMERICAN DEPOSITARY SHARES ("ADS")
d)	Nature of the transaction
1,2,3,4: It received notification on 18 April 2017 that the following director and PDMRs, as participants in the Diageo Dividend Reinvestment Plan received ADS in respect of the interim dividend paid on 11 April 2017.

e)	Price(s) and volume(s)	Price(s)	Volume(s)
		1. $116.22	22
		2. $116.22	4
		3. $116.22	34
		4. $116.22	24
f)	Aggregated information	N/A
g)	Date of the transaction	11 APRIL 2017
h)	Place of the transaction	NEW YORK STOCK EXCHANGE (XNYS)
537577033

Diageo PLC – Director/PDMR Shareholding
Dated 21 April 2017

Diageo plc (the "Company")

Transaction notification

1.	Details of Restricted Person / person closely associated with them ("PCA")
a)	Name	HO KWONPING
b)	Position / status	DIRECTOR
c)	Initial notification / amendment	INITIAL NOTIFICATION
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Full name of entity	DIAGEO PLC
b)	Legal Entity Identifier Code	213800ZVIELEA55JMJ32
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
c)	Description of the financial instrument	ORDINARY SHARES 28 101/108 PENCE
d)	Nature of the transaction
It received notification on 21 April 2017 that the following director and PDMRs, as participants in the Diageo Dividend Reinvestment Plan received Ordinary Shares in respect of the interim dividend paid on 6 April 2017.

e)	Price(s) and volume(s)	Price(s)	Volume(s)
		£23.45	44
f)	Aggregated information	N/A
g)	Date of the transaction	6 APRIL 2017
h)	Place of the transaction	LONDON STOCK EXCHANGE (XLON)
537577033

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 02 May 2017

By: /s/Jonathan Guttridge
Name: Jonathan Guttridge
Title: Company Secretarial Assistant